FOR IMMEDIATE RELEASE

China Cord Blood Corporation Announces Investment by KKR

Hong Kong and Beijing, 12 April 2012 – China Cord Blood Corporation (“CCBC”) (NYSE: CO) and Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR") announced that they have entered into agreements under which KKR China Growth Fund L.P., a China focused investment fund managed by KKR, is expected to invest $65 million into CCBC, the largest cord blood banking operator in China, to support its further business expansion and to capitalize on China’s fast growing healthcare services industry.

Cord blood contains large quantities of stem cells that, if stored properly, can later be used to treat life-threatening diseases. The applications of cord blood stem cells continue to expand, and can now be used to treat over 80 types of diseases, such as leukemia, lymphoma, thalassemia and inherited immune system disorders. This progress in medical research and clinical applications continues to raise public awareness of the benefits of storing cord blood.

Listed on the New York Stock Exchange since 2009, CCBC was the first licensed cord blood banking operator in China, providing collection, testing, processing, and storage services. CCBC runs the largest cord blood banking network in China in terms of geographical coverage, with exclusive licenses to service the city of Beijing, Guangdong Province and Zhejiang Province. This area covers more than 180 million people and has1.9 million new births annually.

Ting Zheng, Chairperson and CEO of CCBC stated, “CCBC provides an important service to families across China who want to safeguard the lives and health of their newborns. We are delighted to have KKR as our partner. Our senior management team is most impressed by KKR’s global franchise and its strong local track record in China. KKR’s investment is undoubtedly a strong vote of confidence in our company, our management team and our vision for the future.”

“CCBC runs an impressive operation that meets stringent quality standards and provides a critical medical service to its customers. As we continue to build our China portfolio, we are excited to support a company that is dedicated to improving healthcare services and making a positive impact on lives in China,” said David Liu, Member of KKR and CEO of KKR Greater China.

“CCBC has an effective platform and its services will increase in value as its application expands,” said Julian Wolhardt, Member of KKR. “In addition, CCBC has an outstanding and dedicated management team who has worked together for almost a decade. We are very delighted to partner with them to build CCBC into a market leader in its field.”

Citigroup Global Markets Asia Ltd. acted as financial advisor to KKR.

For details of the transaction, please refer to CCBC’s 6-K filings.

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ABOUT CHINA CORD BLOOD CORPORATION

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the company’s website at http://www.chinacordbloodcorp.com.

ABOUT KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading global investment firm with $59.0 billion in assets under management as of December 31, 2011. With offices around the world, including Beijing, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platform. KKR is publicly traded on the New York Stock Exchange (NYSE: KKR). For additional information, please visit KKR's website at www.kkr.com.

COMPANY CONTACTS:

China Cord Blood Corporation

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

KKR (New York)

Kristi Huller

T: + 1 212 230 9722

E: kristi.huller@kkr.com

KEY MEDIA CONTACTS:

Hill+Knowlton Strategies (for KKR Asia)

Linda Pui

Tel: (+852) 2894-6378

Email: linda.pui@hkstrategies.com

New Alliance International (for KKR China)

Audrey Song

Tel: (+8610) 6580-9522

Email: audrey@alliance.com.cn